Exhibit 12.1

BNSF RAILWAY COMPANY and SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratio amounts)
(Unaudited)

	Six Months Ended June 30,
	2015	2014
Earnings:
Income before income taxes	$3,763	$3,052
Add:
Interest and other fixed charges, excluding capitalized interest	12	24
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	100	96
Distributed income of investees accounted for under the equity method	4	4
Amortization of capitalized interest	2	1
Less:
Equity in earnings of investments accounted for under the equity method	8	7
Total earnings available for fixed charges	$3,873	$3,170
Fixed charges:
Interest and fixed charges	$31	$37
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	100	96
Total fixed charges	$131	$133
Ratio of earnings to fixed charges	29.56x	23.84x

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